SPRINT NEXTEL CORPORATION
EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2006	2005	2004	2003	2002
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$1,483	$1,291	$(3,244)	$(2,149)	$(1,173)
Capitalized interest	(113)	(53)	(56)	(58)	(88)
Amortization of capitalized interest	107	98	86	70	48
Net losses (earnings) in equity method investees	6	(107)	41	79	120

Subtotal	1,483	1,229	(3,173)	(2,058)	(1,093)

Fixed charges
Interest charges	1,646	1,347	1,274	1,414	1,458
Interest factor of operating rents	606	450	347	360	388

Total fixed charges	2,252	1,797	1,621	1,774	1,846

Earnings (loss), as adjusted	$3,735	$3,026	$(1,552)	$(284)	$753

Preferred stock dividends paid	$3	$11	$11	$11	$11
Total fixed charges	2,252	1,797	1,621	1,774	1,846

Total fixed charges and preferred stock dividends	$2,255	$1,808	$1,632	$1,785	$1,857

Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	1.67	—(1)	—(2)	—(3)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $3.2 billion in 2004.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $2.1 billion in 2003.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $1.1 billion in 2002.

Note:	The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing fixed charges and pre-tax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Pre-tax earnings required to cover preferred stock dividends are calculated by dividing one less our effective income tax rate into preferred stock dividends, as adjusted for the tax benefits related to unallocated shares. Earnings include income from continuing operations before income taxes, plus net losses (earnings) in equity method investees, less capitalized interest.